                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Flotek Industries Inc.
                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                   34339C 10 4
                                 (Cusip Number)

                                Mr. Walter Roach
                             3900 Thanksgiving Tower
                                 1601 Elm Street
                               Dallas, Texas 75201
                                 (214) 922-0135
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 24, 1999
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 19,850,000 shares, which constitutes approximately 30.0% of the 65,180,795 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume that there are 45,680,795 shares of Stock outstanding.

1.       Name of Reporting Person:

                  TOSI, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                                        (a) [ ]

                                                                                        (b) [X]

3.       SEC Use Only

4.       Source of Funds: OO - See Item 3.

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):

                                                                                            [ ]

6.       Citizenship or Place of Organization:       Texas


                           7.       Sole Voting Power:        -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:   -0-
Person
With
                           10.      Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  19,500,000 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                                            [X]

13.      Percent of Class Represented by Amount in Row (11):  29.9% (2)

14.      Type of Reporting Person:  PN





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



------------

(1) Assumes exercise of all of the Warrants and conversion of all of the original principal amount of the Loan into shares of the Stock. See
         Item 6.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 65,180,795 shares of the Stock outstanding.

1.       Name of Reporting Person:

                  Pitman Property Corp.

2.       Check the Appropriate Box if a Member of a Group:

                                                                                        (a) [ ]

                                                                                        (b) [X]

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):

                                                                                            [ ]

6.       Citizenship or Place of Organization:       Texas


                           7.       Sole Voting Power:        -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:   -0-
Person
With
                           10.      Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  19,500,000 (1)(2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                                            [X]

13.      Percent of Class Represented by Amount in Row (11):  29.9% (3)

14.      Type of Reporting Person:  CO

------------

(1)      Solely in its capacity as the sole general partner of TOSI, L.P.

(2) Assumes exercise of all of the Warrants and conversion of all of the original principal amount of the Loan into shares of the Stock. See
         Item 6.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 65,180,795 shares of the Stock outstanding.

1.       Name of Reporting Person:

                  J. W. Beavers, Jr.

2.       Check the Appropriate Box if a Member of a Group:

                                                                                        (a) [ ]

                                                                                        (b) [X]

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):

                                                                                            [ ]

6.       Citizenship or Place of Organization:       USA


                           7.       Sole Voting Power:        -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:   -0-
Person
With
                           10.      Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  19,500,000 (1)(2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                                            [X]

13.      Percent of Class Represented by Amount in Row (11):  29.9% (3)

14.      Type of Reporting Person: IN






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



------------

(1) Solely in his capacity as the President of Pitman Property Corp., which is the sole general partner of TOSI, L.P.

(2) Assumes exercise of all of the Warrants and conversion of all of the original principal amount of the Loan into shares of the Stock. See
         Item 6.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 65,180,795 shares of the Stock outstanding.



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


1.       Name of Reporting Person:

                  David S. Hunt

2.       Check the Appropriate Box if a Member of a Group:

                                                                                        (a) [ ]

                                                                                        (b) [X]

3.       SEC Use Only

4.       Source of Funds:  See Item 3.

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):

                                                                                            [ ]

6.       Citizenship or Place of Organization:       USA


                           7.       Sole Voting Power:        350,000
Number of
Shares
Beneficially               8.       Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:   350,000
Person
With
                           10.      Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  350,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                                            [X]

13.      Percent of Class Represented by Amount in Row (11):  0.8%

14.      Type of Reporting Person: IN



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



         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated November 10, 1997, as amended by Amendment No. 1 thereto dated November 9, 1998, relating to the common stock, no par value per share (the "Stock"), of Flotek Industries Inc., an Alberta corporation (the "Issuer").

Item 1.  SECURITY AND ISSUER.

      No material change.

Item 2.  IDENTITY AND BACKGROUND.

      No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 hereby is amended in its entirety to read as follows:

      Except where a reference to Canadian currency is indicated by the use "CDN," all currency references in this Schedule 13D are to the lawful moneys of the United States of America. All references in this Schedule 13D to Canadian currency assume an exchange rate of CDN$1.40 per $1.00.

      The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

         REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

              TOSI          Contributions from         $1,170,000 (1)
                                 Partners

              Pitman        Not Applicable             Not Applicable

              JWB           Not Applicable             Not Applicable

              DSH           (2)                        $   37,500 (2)

         (1) Of this amount, (i) $750,000 represents the funds used to acquire the convertible promissory note evidencing the Loan (as defined in Item 6), the original principal amount of which is convertible into 12,500,000 shares of the Stock at the rate of $0.06 per share of Stock and assumes conversion of the entire original principal amount of the Loan into shares of the Stock and (ii) $420,000 represents the funds to be used to acquire 7,000,000 shares of the Stock pursuant to exercise of the Warrants (as defined in Item 6) at an exercise price of $0.06 per share of Stock and assumes exercise of all of the Warrants. See Item 6.



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



         (2) In connection with the transactions described in Item 6, the Issuer paid DSH a finder's fee of $37,500 in the form of 350,000 shares of the Stock at a deemed price of CDN$0.15 (approximately $0.107) per share of Stock.

Item 4.  PURPOSE OF TRANSACTION.

      No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) hereby is amended in its entirety to read as follows:

      (a)

      TOSI

      The aggregate number of shares of the Stock that TOSI owns beneficially, pursuant to Rule 13d-3 of the Act, is 19,500,000, which constitute approximately 29.9% of the 65,180,795 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

      Pitman

      Because of its position as the sole general partner of TOSI, Pitman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 19,500,000 shares of the Stock, which constitute approximately 29.9% of the 65,180,795 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

      JWB

      Because of his position as President and controlling person of the sole general partner of TOSI, JWB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 19,500,000 shares of the Stock, which constitute approximately 29.9% of the 65,180,795 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

      DSH

      Pursuant to Rule 13d-3 of the Act, DSH beneficially owns 350,000 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of the Stock.

      To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.




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



         (b) - (e)

         No material change.

Item 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 hereby partially is amended by adding at the end thereof the following:

         On February 24, 1999, to be effective as of January 14, 1999, the Issuer, the Subsidiaries and TOSI entered into an Agreement for Second Extension and Amendment of Loan Documents, which is filed herewith as Exhibit 10.6 (the "Second Extension Agreement"). In connection with a financing transaction (the "Chisholm Financing") closed on February 24, 1999 between the Issuer and Chisholm Energy Partners, L.L.C. ("Chisholm"), TOSI and Chisholm entered into an Intercreditor Agreement, which is filed herewith as Exhibit 10.7 (the "Intercreditor Agreement"). The descriptions that follow of the Second Extension Agreement and the Intercreditor Agreement are not, and do not purport to be, complete, and are qualified in their entirety by reference to such Exhibits 10.6 and 10.7, respectively.

         Pursuant to the Second Extension Agreement and subject to the terms and conditions set forth therein, (a) the maturity date of the Note has been extended to August 24, 1999 (provided, however, that TOSI may extend the maturity date of the Note for an additional sixty days), (b) the Issuer no longer has the right to prepay the Note without TOSI's consent, (c) the expiration date of the Warrants has been extended until February 1, 2009, (d) the Issuer and the Subsidiaries have released TOSI from any and all claims relating to the Loan Agreement, the Note, the Security Instruments (as defined in the Loan Agreement) and the Guaranties (as defined in the Loan Agreement) and
(e) each of the following shall constitute an "Event of Default" under Section 6.01(c) of the Loan Agreement: (i) the failure by the Issuer or any Subsidiary timely to comply with each of its covenants set forth in the Second Extension Agreement and (ii) the breach by the Issuer or by any Subsidiary of any of its representations or warranties set forth in the Second Extension Agreement. The Issuer has agreed to pay on demand all of TOSI's out-of-pocket expenses in connection with the Second Extension Agreement and the transactions contemplated thereby, including attorneys' fees and costs and expenses relating to the preparation and filing of this Amendment No. 2 to Schedule 13D Statement, and that such amounts shall constitute "Indebtedness" within the meaning of the Loan Agreement, the Security Instruments and the Guaranties. The Second Extension Agreement deletes in its entirety Section 10 of the first Extension Agreement, which made the Warrant Amendment and the Loan Conversion Extension contingent upon approval of the Vancouver Stock Exchange.

         In addition, the Second Extension Agreement provides that, in the event that the application of any provision of a Chisholm Financing document would result in a right or benefit to Chisholm greater than, or in addition to, the right or benefit that would result to TOSI from application of the analogous provision (if applicable) in an analogous document under the Loan, then, without any further action, the TOSI document shall be deemed amended to provide TOSI with the same right or benefit that would be available to Chisholm from application of such provision of such

Chisholm Financing document. The effect of this provision includes, without limitation, a change in the Warrant exercise price and in the Convertible Loan Agreement conversion price from CDN$0.15 to US$0.06 per share of Stock and, accordingly, an increase in the number of shares of Stock issuable upon conversion of the original principal amount of the Loan from 7,000,000 to 12,500,000.

         The Intercreditor Agreement provides that TOSI and Chisholm shall be pari passu as to all collateral pledged by the Issuer and the Subsidiaries in which either TOSI or Chisholm has a security interest. TOSI and Chisholm have agreed, upon the request of either of them, to establish written procedures with respect to the protection, collection and enforcement of the collateral and not to take any action with respect to the collateral except in accordance with such procedures. The Intercreditor Agreement provides that no increase in the principal amount, change in the interest rate, or change in the term of payment of principal or interest of the Notes (as defined therein), and no material modification, amendment or supplement to a Loan Agreement (as defined therein) or a Security Instrument (as defined therein) shall be made, and that no event of default shall be waived, without the written consent of both TOSI and Chisholm. Pursuant to the Intercreditor Agreement, Chisholm generally has released TOSI from liability in connection with TOSI's physical possession of collateral that requires such physical possession to perfect a security interest therein.

         The Intercreditor Agreement has no effect on TOSI's right to exercise the Warrants and/or to convert the original principal amount of the Loan into Shares.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no other contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 hereby partially is amended by adding to the end thereof the following:

Exhibit 10.6  --   Agreement for Second Extension and Amendment of Loan
                   Documents dated February 24, 1999, to be effective as of January 14, 1999, by and among Flotek Industries, Inc.,
                   Petrovalve International, Inc., Petrovalve, Inc., Turbeco,
                   Inc., USA Petrovalve, Inc. and TOSI, L.P.

Exhibit 10.7  --   Intercreditor Agreement dated as of February 24, 1999, by
                   and between Chisholm Energy Partners, L.L.C. and TOSI, L.P.

Exhibit 99.1  --   Agreement pursuant to Rule 13d-1(f)(1)(iii)



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



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 2, 1999


                                          /s/ David S. Hunt
                                          David S. Hunt, individually and as
                                          attorney-in-fact for:


                                          TOSI, L.P. (1)
                                          PITMAN PROPERTY CORP. (2)
                                          J. W. BEAVERS, JR. (3)


(1) A power of attorney authorizing David S. Hunt to act on behalf of TOSI, L.P. previously has been filed with the Commission.

(2) A power of attorney authorizing David S. Hunt to act on behalf of Pitman Property Corp. previously has been filed with the Commission.

(3) A power of attorney authorizing David S. Hunt to act on behalf of J. W. Beavers, Jr. previously has been filed with the Commission.





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



                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION

10.1 Convertible Loan Agreement, previously filed as Exhibit 99.2 with the Schedule 13D Statement dated November 10, 1997.

10.2              Registration Rights Agreement, previously filed as Exhibit
                  99.3 with the Schedule 13D Statement dated November 10, 1997.

10.3              Lock-Up Agreement, previously filed as Exhibit 99.4 with the
                  Schedule 13D Statement dated November 10, 1997.

10.4              Warrants, previously filed as Exhibit 99.5 with the Schedule
                  13D Statement dated November 10, 1997.

10.5              Agreement for Extension and Amendment of Loan Agreement,
                  Promissory Note and Warrant dated November 2, 1998, to be effective as of October 16, 1998, by and among Flotek
                  Industries, Inc., Petrovalve International, Inc., Petrovalve,
                  Inc., Turbeco, Inc., USA Petrovalve, Inc. and TOSI, L.P., previously filed with Amendment No. 1 to the Schedule 13D
                  Statement dated November 9, 1998.

10.6 Agreement for Second Extension and Amendment of Loan Documents dated February 24, 1999, to be effective as of January 14, 1999, by and among Flotek Industries, Inc., Petrovalve
                  International, Inc., Petrovalve, Inc., Turbeco, Inc., USA
                  Petrovalve, Inc. and TOSI, L.P., filed herewith.

10.7 Intercreditor Agreement dated as of February 24, 1999, by and between Chisholm Energy Partners, L.L.C. and TOSI, L.P., filed herewith.

24.1              Power of Attorney of TOSI, L.P., previously filed with the
                  Schedule 13D Statement dated November 10, 1997.

24.2 Power of Attorney of Pitman Property Corp., previously filed with the Schedule 13D Statement dated November 10, 1997.

24.3 Power of Attorney of J. W. Beavers, Jr., previously filed with the Schedule 13D Statement dated November 10, 1997.

99.1              Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.
